SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

UNIONBANCAL CORPORATION

(Name of the Issuer)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, Address and Telephone Number of Person Authorized To Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,662,196,226.50	$143,924.31

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of UnionBanCal Corporation, a Delaware corporation, other than shares of Common Stock owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (but including such shares of Common Stock that are held in a fiduciary capacity), at the tender offer price of $73.50 per share of Common Stock, net to the seller in cash. As of August 14, 2008, there were 139,009,259 shares of Common Stock outstanding. As of August 14, 2008, MUFG owned 90,259,680 shares of Common Stock indirectly through its subsidiaries as follows: 90,217,308 shares by The Bank of Tokyo Mitsubishi UFJ, Ltd.; 30,272 shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). Subsequent to August 14, 2008, UnionBanCal Corporation issued an additional 1,033,848 shares of Common Stock pursuant to the exercise of compensatory stock options. Therefore, the amount of the filing fee was increased in Amendment No. 3 to this Schedule 13E-3 by $2,986.32 to account for such increase in outstanding shares and resulting increase in transaction value. As a result, this calculation assumed the purchase of 48,825,799 shares of Common Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $143,924.31	Filing Party: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Form or Registration No.: Schedule TO, as amended	Dates Filed: August 29, 2008; October 3, 2008

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDMENT NO. 4 TO SCHEDULE 13E-3

This Amendment No. 4 (this “Amendment”) amends and supplements certain portions of the Schedule 13E-3 Transaction Statement initially filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008 under cover of Schedule TO, as amended by Amendment No. 1 thereto filed with the SEC on September 19, 2008, Amendment No. 2 thereto filed with the SEC on September 29, 2008 and Amendment No. 3 thereto filed with the SEC on October 3, 2008 (as amended, the “Schedule 13E-3” or “Transaction Statement”)), on behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“Purchaser” or “BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), relating to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, for $73.50 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 29, 2008, as amended and supplemented by the Supplement, dated September 19, 2008, to the Offer to Purchase. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13E-3.

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among the Company, Purchaser and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”) (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger. Upon completion of the Merger, all shares of Common Stock issued and outstanding immediately prior to the closing of the Merger, other than such shares of Common Stock owned by the Company, by MUFG or its affiliates, or by holders of Common Stock who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The Company has filed a definitive Schedule 14C Information Statement (as amended from time to time, the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the action by written consent of the holders of over 90% of the Shares approving and adopting the Merger Agreement and approving the Merger. The Information Statement is incorporated herein by reference as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Information Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Information Statement, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. All information contained in this Transaction Statement concerning the Company, MUFG or Purchaser has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET

Item 1001 of Regulation M-A

The information incorporated by reference into Item 1 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the caption “SUMMARY”, which amends and restates the information set forth in Item 1 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A

The information incorporated by reference into Item 2 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 2 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) “INTRODUCTION” and “THE MERGER—Stock Prices, Dividends and Distributions”.

(c) “THE MERGER—Stock Prices, Dividends and Distributions”.

(d) “THE MERGER—Stock Prices, Dividends and Distributions” and “THE MERGER AGREEMENT—Covenants and Agreements”.

(e) No additional information.

(f) “THE MERGER— Prior Stock Purchases”.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 1003(a)-(c) of Regulation M-A

The information incorporated by reference into Item 3 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 3 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “THE MERGER—The Companies”.

(b) “THE MERGER—The Companies”.

(c) No additional information.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 1004(a), (c)-(f) of Regulation M-A

The information incorporated by reference into Item 4 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 4 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “INTRODUCTION”; “SUMMARY”; “THE MERGER AGREEMENT—Structure of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”; and “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger”.

(c) No additional information.

(d) “THE MERGER—Appraisal Rights” and “Exhibit D—Delaware General Corporation Law § 262 Appraisal Rights”.

(e) No additional information.

(f) No additional information.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005(a)-(c) and (e) of Regulation M-A

The information incorporated by reference into Item 5 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 5 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “THE MERGER—Background of the Merger”; “THE MERGER—The Company’s Relationship with MUFG and BTMU”; and “THE MERGER—Interests of the Company’s Executive Officers and Directors”.

(b)-(c) “THE MERGER—Background of the Merger”; “THE MERGER—The Company’s Relationship with MUFG and BTMU”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(e) “THE MERGER— Background of the Merger”; “THE MERGER—The Company’s Relationship with MUFG and BTMU”; “THE MERGER—Interests of the Company’s Executive Officers and Directors”; and “THE MERGER AGREEMENT”.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006(b), (c)(1)-(8) of Regulation M-A

The information incorporated by reference into Item 6 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 6 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(b) “SUMMARY”; “THE MERGER—Plans for the Company”; “THE MERGER AGREEMENT—Structure of the Merger”; and “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”.

(c)(1)-(8) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Stock Prices, Dividends and Distributions”; “THE MERGER—The Company’s Relationship with MUFG and BTMU”; “THE MERGER—Interests of the Company’s Executive Officers and Directors”; “THE MERGER AGREEMENT—Structure of the Merger”; and “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A

The information incorporated by reference into Item 7 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 7 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(b) “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; and “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER —Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(c) “THE MERGER—Background of the Merger”; and “THE MERGER—Plans for the Company”.

(d) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Appraisal Rights”; “EXHIBIT D—Delaware General Corporation Law § 262 Appraisal Rights”; “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER AGREEMENT—Structure of the Merger”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”; “THE MERGER AGREEMENT—Effect of the Merger on Capital Stock”; and “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger”.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A

The information incorporated by reference into Item 8 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 8 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “THE MERGER—Background of the Merger”; “THE MERGER—Plans for the Company”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(b) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(c) “INTRODUCTION”; “SUMMARY; “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(d) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(e) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE

MERGER— Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

(f) No additional information.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A

The information incorporated by reference into Item 9 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 9 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a)-(c) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; “THE MERGER—Reasons for the Recommendation by the Board of Directors”; “THE MERGER—Financial Forecasts Prepared by Certain Members of Management of the Company”; “THE MERGER—Opinion of the Special Committee’s Financial Advisor”; and “EXHIBIT B—Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, Dated August 17, 2008”.

Both the fairness opinion of Credit Suisse Securities (USA) LLC, dated August 17, 2008, attached as Annex A to the Schedule 14D-9, and the financial presentation of Credit Suisse Securities (USA) LLC to the Special Committee on August 17, 2008, attached as Exhibit (c)(3) to the original Schedule 13E-3 filed with the SEC on August 29, 2008, are attached as exhibits to this Schedule 13E-3, and both are available for inspection and copying at the Company’s principal executive offices by any interested holder of shares of Common Stock or any representative thereof designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A

The information incorporated by reference into Item 10 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 10 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a)-(b) “INTRODUCTION”; “SUMMARY”; “THE MERGER—Background of the Merger”; and “THE MERGER AGREEMENT—Conditions to the Merger”.

(c) “THE MERGER—Certain Fees and Expenses”.

(d) No additional information.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A

The information incorporated by reference into Item 11 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 11 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT”.

(b) “THE MERGER—Expiration and Results of the Tender Offer” and “THE MERGER—Interests of the Company’s Executive Officers and Directors”.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Item 1012(d) and (e) of Regulation M-A

The information incorporated by reference into Item 12 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 12 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(d) “SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT”.

(e) “THE MERGER—Background of the Merger”; “THE MERGER—Recommendation of the Special Committee and the Board of Directors”; “THE MERGER—Reasons for the Recommendation by the Special Committee”; and “THE MERGER—Reasons for the Recommendation by the Board of Directors”.

ITEM 13.	FINANCIAL STATEMENTS.

Item 1010(a) and (b) of Regulation M-A

The information incorporated by reference into Item 13 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 13 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “THE MERGER—The Companies—UnionBanCal Corporation—Selected Financial Statements”.

(b) No additional information.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A

The information incorporated by reference into Item 14 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 14 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(a) “THE MERGER—Certain Fees and Expenses”.

(b) No additional information.

ITEM 15.	ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A

The information incorporated by reference into Item 15 of the Transaction Statement is amended and supplemented with the information set forth in the Information Statement under the following captions, which amends and restates the information set forth in Item 15 of Amendment No. 3 to the Transaction Statement and is incorporated herein by reference:

(b) “THE MERGER—Legal Proceedings”.

ITEM 16.	EXHIBITS.

Item 1016(a)-(d), (f) and (g) of Regulation M-A

Item 16 is amended and supplemented by deleting Exhibit (a)(3) and adding in its place the following exhibit:

(a)(3)	Definitive Information Statement of UnionBanCal Corporation on Schedule 14C, dated October 14, 2008 (incorporated by reference to the Information Statement filed with the SEC by UnionBanCal Corporation on October 14, 2008).

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Managing Director

Dated: October 14, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(3)	Definitive Information Statement of UnionBanCal Corporation on Schedule 14C, dated October 14, 2008 (incorporated by reference to the Information Statement filed with the SEC by UnionBanCal Corporation on October 14, 2008).